Universal Display Corporation

375 Phillips Boulevard

Ewing, NJ 08618

July 13, 2017

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance

Re:	Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
Form 10-Q for the fiscal quarter ended March 31, 2017
Filed May 4, 2017
File No. 001-12031

Dear Mr. Mancuso:

Universal Display Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Steven V. Abramson, the Company’s President and Chief Executive Officer, dated July 5, 2017, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Form 10-Q”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	Please tell us the reasons that phosphorescent emitter demand was higher for developmental material sales. Also, tell us the reasons for the changes in gross margin percentage for developmental material sales, and why your discussion of gross margin percentage is limited to commercial material sales. Include in your response your analysis of whether these issues should be addressed your Form 10-Q.

For sake of clarity, we are answering the Staff’s comment in two parts, as follows:

United States Securities and Exchange Commission

July 13, 2017

1)    Please tell us the reasons that phosphorescent emitter demand was higher for developmental material sales.

In most cases, when developing new generations of emitters, a structured process development and scale up sequence is followed. We classify development material sales as sales of phosphorescent emitter material that are “pre-commercial,” that is, in early-stage development through to “final validation” batch status within this sequence. Multiple sample-sized lots of increasing volumes are developed and sold to customers, eventually leading up to the commercial-sized batches required by the customers’ production processes. Once we validate the phosphorescent emitter material, we classify subsequent sales of the emitters as commercial material sales.

Development material sales will vary from quarter to quarter based on the life cycle of our customers’ existing products and new product pipeline; however, we expect that on an annual basis, development material sales will not be a significant percent of total material sales as OLED technologies obtain expanded usage in the display marketplace.

In the first quarter of 2017, we had several emitters that were in the latter stages of the development cycle prior to transitioning to commercial batch validation, compared to minimal such activity in the first quarter of 2016. As the volume of the sample size increases during the development cycle, latter-stage samples are larger. This accounted for the sizable increase in development material sales volume in the first quarter of 2017 as compared to the first quarter of 2016.

2)    Also, tell us the reasons for the changes in gross margin percentage for developmental material sales, and why your discussion of gross margin percentage is limited to commercial material sales. Include in your response your analysis of whether these issues should be addressed your Form 10-Q.

We do not consider the impact of the gross margin of development material sales to be significant to the gross margin of overall material sales. In the first quarter of 2017, because the development material gross margin percentage was comparable to the commercial material gross margin percentage, it had less than a 1% point impact on the overall material gross margin percentage; 74.1% total material gross margin compared to 73.3% commercial material gross margin as disclosed. In the first quarter of 2016, total material gross margin was 79.2% compared to 77.4% for commercial material margin. As such, the Company believes that further explanation is not necessary.

The change in gross margin percentage for development material was primarily due to increased scale-up activity at our contract manufacturer, PPG, to produce the increased volumes noted above. Product introduction activity in Q1 2016 was relatively negligible compared to the new emitter materials nearing commercial-scale volumes during Q1 2017.

We expect the impact of development sales on our overall total material sales gross margin to remain minimal as commercial material sales continue to increase. However, in the future, we

United States Securities and Exchange Commission

July 13, 2017

will continue to monitor the impact of development material sales on total gross margin and we will include in our discussion a fuller review of total material sales and not just the main driver, commercial material sales, if there is a significant impact from development material sales. We will also continue to monitor and provide reasonable discussion regarding other materially significant influences on gross margin in addition to development material sales, including contract research activity, technological development activity and any other cost and revenue streams that may develop, which to date have had minimal impact.

Sincerely yours,

Universal Display Corporation

By:	/s/ Steven V. Abramson
Steven V. Abramson
President and Chief Executive Officer

cc:	Mr. Timothy Buchmiller, Division of Corporation Finance
Mauro Premutico, Esquire
Justin W. Chairman, Esquire